APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wackadoo Brewing
Balance Sheet - unaudited
For the period ended October 2020

		Current Period
		1-Nov-20
ASSETS		
Current Assets:		
Cash	$	450.00
Petty Cash		-
Accounts Receivables		-
Inventory		375.00
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		825.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		31,000.00
Computer Equipment		3,800.00
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		34,800.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**35,625.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		3,200.00
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		3,200.00
Long-Term Liabilities:		
Notes Payable		-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		32,425.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		32,425.00
TOTAL LIABILITIES & EQUITY	**$**	**35,625.00**
Balance Sheet Check		-

I, steven fuller, certify that:

1. The financial statements of Wackadoo Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of Wackadoo Brewing has not been included in this Form as Wackadoo Brewing was formed on 06/10/2020 and has not filed a tax return to date.

Signature: *steven fuller*

Name: steven fuller

Title: Owner/Head Brewer